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EXHIBIT 21.  Subsidiaries of the Small Business Issuer:

     The Company owns 100% of the outstanding shares of NAVA LEISURE USA, INC., a Delaware corporation. This inactive corporation does not presently do business under any name. See the discussion under Part II, Item 2, "Legal Proceedings."